UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I —REGISTRANT INFORMATION
Medicis Pharmaceutical Corporation 401(k) Plan

Full Name of Registrant

Former Name if Applicable
c/o Medicis Pharmaceutical Corporation, Plan Administrator, 7720 North Dobson Road

Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85256

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
      The Medicis Pharmaceutical Corporation 401(k) Plan (the “Registrant” or the “Plan”) is unable to file its Annual Report on Form 11-K (the “Form 11-K”) for the fiscal year ended December 31, 2010 within the prescribed time period without unreasonable effort or expense, and for reasons outside of its control, due to the inability of Ernst & Young, LLP (“E&Y”), the auditors of the Plan, to issue its consent relating to their audit report as of June 29, 2011, the due date for the filing of the Form 11-K.
     On June 29, 2011, E&Y notified the Registrant that it is unwilling to issue its consent until it receives guidance from the U.S. Securities and Exchange Commission’s Office of the Chief Accountant regarding an independence issue related to concurring partner rotation, as described in the letter from E&Y dated June 30, 2011 and attached hereto as an exhibit. The Registrant plans to file its Form 11-K as soon as practicable, and expects such filing to occur before the fifteenth calendar day following its original due date.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard D. Peterson (602)808-8800

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Medicis Pharmaceutical Corporation 401(k) Plan
(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date June 30, 2011

By	/s/ Richard D. Peterson
Richard D. Peterson Chief Financial Officer, Medicis Pharmaceutical Corporation Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan

EXHIBIT INDEX
99.1	Letter from Ernst & Young, LLP dated June 30, 2011.